UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

VERRA MOBILITY CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92511U102

(CUSIP Number)

Mary Ann Sigler

Platinum Equity Advisors, LLC

360 North Crescent Drive, South Building

Beverly Hills, CA 90210

(310) 712-1850

With a copy to:

Matthew B. Dubeck

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, CA 90071

(213) 229-7622

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92511U102	Page 2

1.	Names of Reporting Persons: PE Greenlight Holdings, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,207,821
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,207,821

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,207,821
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 5.1%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 162,410,988 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of August 17, 2021, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC on August 19, 2021. See Item 5 of this Amendment No. 8 to Schedule 13D.

CUSIP No. 92511U102	Page 3

1.	Names of Reporting Persons: Platinum Equity Capital Partners IV, L.P.
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,207,821
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,207,821

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,207,821
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 5.1%*
14.	Type of Reporting Person PN

*

Percentage of Class A Common Stock beneficially owned based on 162,410,988 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of August 17, 2021, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC on August 19, 2021. See Item 5 of this Amendment No. 8 to Schedule 13D.

CUSIP No. 92511U102	Page 4

1.	Names of Reporting Persons: Platinum Equity Partners IV, L.P.
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,207,821
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,207,821

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,207,821
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 5.1%*
14.	Type of Reporting Person PN

*

Percentage of Class A Common Stock beneficially owned based on 162,410,988 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of August 17, 2021, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC on August 19, 2021. See Item 5 of this Amendment No. 8 to Schedule 13D.

CUSIP No. 92511U102	Page 5

1.	Names of Reporting Persons: Platinum Equity Partners IV, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,207,821
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,207,821

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,207,821
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 5.1%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 162,410,988 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of August 17, 2021, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC on August 19, 2021. See Item 5 of this Amendment No. 8 to Schedule 13D.

CUSIP No. 92511U102	Page 6

1.	Names of Reporting Persons: Platinum Equity Investment Holdings IV, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,207,821
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,207,821

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,207,821
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 5.1%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 162,410,988 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of August 17, 2021, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC on August 19, 2021. See Item 5 of this Amendment No. 8 to Schedule 13D.

CUSIP No. 92511U102	Page 7

1.	Names of Reporting Persons: Platinum Equity Investment Holdings IV Manager, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,207,821
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,207,821

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,207,821
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 5.1%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 162,410,988 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of August 17, 2021, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC on August 19, 2021. See Item 5 of this Amendment No. 8 to Schedule 13D.

CUSIP No. 92511U102	Page 8

1.	Names of Reporting Persons: Platinum Equity InvestCo, L.P.
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,207,821
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,207,821

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,207,821
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 5.1%*
14.	Type of Reporting Person PN

*

Percentage of Class A Common Stock beneficially owned based on 162,410,988 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of August 17, 2021, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC on August 19, 2021. See Item 5 of this Amendment No. 8 to Schedule 13D.

CUSIP No. 92511U102	Page 9

1.	Names of Reporting Persons: Platinum Equity Investment Holdings IC (Cayman), LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,207,821
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,207,821

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,207,821
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 5.1%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 162,410,988 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of August 17, 2021, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC on August 19, 2021. See Item 5 of this Amendment No. 8 to Schedule 13D.

CUSIP No. 92511U102	Page 10

1.	Names of Reporting Persons: Platinum InvestCo (Cayman), LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,207,821
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,207,821

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,207,821
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 5.1%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 162,410,988 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of August 17, 2021, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC on August 19, 2021. See Item 5 of this Amendment No. 8 to Schedule 13D.

CUSIP No. 92511U102	Page 11

1.	Names of Reporting Persons: Platinum Equity Investment Holdings, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,207,821
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,207,821

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,207,821
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 5.1%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 162,410,988 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of August 17, 2021, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC on August 19, 2021. See Item 5 of this Amendment No. 8 to Schedule 13D.

CUSIP No. 92511U102	Page 12

1.	Names of Reporting Persons: Platinum Equity, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,359,370*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,359,370*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,359,370*
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 8.7%*
14.	Type of Reporting Person OO (Limited liability company)

*

Includes 11,748,165 shares of Class A Common Stock and 2,611,205 shares of Class A Common Stock issuable upon exercise of 2,611,205 warrants to purchase Class A Stock. Percentage of Class A Common Stock beneficially owned based on 162,410,988 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of August 17, 2021, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC on August 19, 2021. See Item 5 of this Amendment No. 8 to Schedule 13D.

CUSIP No. 92511U102	Page 13

1.	Names of Reporting Persons: Tom Gores
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,359,370*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,359,370*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,359,370*
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 8.7%*
14.	Type of Reporting Person IN

*

Includes 11,748,165 shares of Class A Common Stock and 2,611,205 shares of Class A Common Stock issuable upon exercise of 2,611,205 warrants to purchase Class A Stock. Percentage of Class A Common Stock beneficially owned based on 162,410,988 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of August 17, 2021, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC on August 19, 2021. See Item 5 of this Amendment No. 8 to Schedule 13D.

CUSIP No. 92511U102	Page 14

Introductory Note

This Amendment No. 8 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 29, 2018, as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on February 14, 2019, Amendment No. 2 to Schedule 13D, filed with the SEC on May 1, 2019, Amendment No. 3 to Schedule 13D, filed with the SEC on June 11, 2019, Amendment No. 4 to Schedule 13D, filed with the SEC on July 9, 2019, Amendment No. 5 to Schedule 13D, filed with the SEC on November 19, 2019, Amendment No. 6 to Schedule 13D, filed with the SEC on February 4, 2020, and Amendment No. 7 to Schedule 13D, filed with the SEC on August 24, 2021 (together, the “Schedule 13D”) with respect to the Class A common stock, par value $0.0001 per share (the “Class A Stock”), of Verra Mobility Corporation, a Delaware corporation (the “Issuer”). This Amendment No. 8 is being filed to amend and supplement the Schedule 13D to reflect the disposition by the Reporting Persons (as defined below) of 1,200,000 shares of Class A Stock pursuant to the exercise in full of the underwriter’s option to purchase additional shares in an underwritten public offering as described below in Item 4. These shares were sold by PE Greenlight Holdings, LLC, a Delaware limited liability company (“PE Greenlight”). Capitalized terms used but not defined have the meaning given them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On August 18, 2021, PE Greenlight entered into that certain Underwriting Agreement with the Issuer and Goldman Sachs & Co. LLC, as the underwriter (the “Underwriting Agreement”), pursuant to which PE Greenlight agreed to sell an aggregate of 8,000,000 shares of Class A Stock, at a price of $14.60 per share (the “Offering”). In addition, pursuant to the Underwriting Agreement, PE Greenlight granted the underwriter an option that expires 30 days from the date of the Underwriting Agreement to purchase up to an additional 1,200,000 shares of Class A Stock at the Offering price (the “Option”). The Offering closed on August 20, 2021. On August 23, 2021, the underwriter exercised the Option in full, and the sale of the 1,200,000 shares of Class A Stock closed on August 25, 2021. The shares of Class A Stock were offered and sold pursuant to the Issuer’s registration statement on Form S-3 (Registration No. 333-227952).

The foregoing descriptions of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Underwriting Agreement, which is incorporated by reference herein as exhibits hereto and are incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons may be deemed to beneficially own the number of shares of Class A Stock (including shares of Class A Stock underlying Class A Warrants) set forth in the table below, representing the approximate percentage of outstanding shares of Class A Stock set forth in the table below as calculated pursuant to Rule 13d-3 (based on 162, 410,988 shares of Class A Stock outstanding, which represents the number of shares of Class A Stock stated to be outstanding as of August 17, 2021 by the Issuer in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC pursuant to Rule 424(b)(4) on August 19, 2021).

CUSIP No. 92511U102	Page 15

The following sets forth the aggregate number of shares and percentage of Class A Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, based on 162,410,988 shares of Class A Stock outstanding, as described above.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
PE Greenlight Holdings, LLC	8,207,821	5.1%	0	8,207,821	0	8,207,821
Platinum Equity Capital Partners IV, L.P.	8,207,821	5.1%	0	8,207,821	0	8,207,821
Platinum Equity Partners IV, L.P.	8,207,821	5.1%	0	8,207,821	0	8,207,821
Platinum Equity Partners IV, LLC	8,207,821	5.1%	0	8,207,821	0	8,207,821
Platinum Equity Investment Holdings IV, LLC	8,207,821	5.1%	0	8,207,821	0	8,207,821
Platinum Equity Investment Holdings IV Manager, LLC	8,207,821	5.1%	0	8,207,821	0	8,207,821
Platinum Equity InvestCo, L.P.	8,207,821	5.1%	0	8,207,821	0	8,207,821
Platinum Equity Investment Holdings IC (Cayman), LLC	8,207,821	5.1%	0	8,207,821	0	8,207,821
Platinum InvestCo (Cayman), LLC	8,207,821	5.1%	0	8,207,821	0	8,207,821
Platinum Equity Investment Holdings, LLC	8,207,821	5.1%	0	8,207,821	0	8,207,821
Platinum Equity, LLC	14,359,370	8.7%	0	14,359,370	0	14,359,370
Tom Gores	14,359,370	8.7%	0	14,359,370	0	14,359,370

Other than as reported herein with respect to the dispositions pursuant to the underwriter’s exercise of the Option in full pursuant to the Underwriting Agreement as described herein, none of the Reporting Persons has engaged in any transaction in shares of Class A Stock in since the filling of Amendment No. 7 to this Schedule 13D, filed with the SEC on August 24, 2021.

CUSIP No. 92511U102	Page 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2021

PE GREENLIGHT HOLDINGS, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY CAPITAL PARTNERS IV, L.P.

By:	Platinum Equity Partners IV, L.P.,
Its:	General Partner

By:	Platinum Equity Partners IV, LLC,
Its:	General Partner

By:	/s/ Justin Maroldi

Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY PARTNERS IV, L.P.

By:	Platinum Equity Partners IV, LLC,
Its:	General Partner

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY PARTNERS IV, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS IV, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS IV MANAGER, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

CUSIP No. 92511U102	Page 17

PLATINUM EQUITY INVESTCO, L.P.

By:	Platinum Equity Investment Holdings IC (Cayman), LLC,
Its:	General Partner

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS IC (CAYMAN), LLC

By:	/s/ Justin Maroldi

Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM INVESTCO (CAYMAN), LLC

By:	/s/ Justin Maroldi

Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS, LLC

By:	/s/ Justin Maroldi

Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY, LLC

By:	/s/ Justin Maroldi

Name: Justin Maroldi
Title: Assistant Secretary

TOM GORES

By:	/s/ Mary Ann Sigler

Name: Mary Ann Sigler
Title: Attorney-in-Fact